                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of February 2003

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. Box 619, Migdal Haemek, Israel 10556
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x Form 40-F___
                                    ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes     No x
                                 ----   ----

         On February 24, 2003, we announced our financial results for the fourth quarter and the fiscal year ended December 31, 2002. Our press release announcing the results and certain other recent developments is attached as
Exhibit 1 hereto.

         On February 25, 2003, we announced the hiring of Harold A. Blomquist as senior vice president of Tower Semiconductor Ltd. and chief executive officer of Tower Semiconductor USA, our U.S. subsidiary. Our press release is attached as
Exhibit 2 hereto.


         This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TOWER SEMICONDUCTOR LTD.



Date:  February 25, 2003             By:      /s/ Rafael M. Levin
                                          -------------------------------------
                                          Name: Rafael M. Levin
                                          Title:   Co-Chief Executive Officer

                                                                     Exhibit 1
NEWS RELEASE


     TOWER SEMICONDUCTOR LTD. ANNOUNCES FOURTH QUARTER AND YEAR 2002 RESULTS

     |X| Fab 2 Partners Agree to Advance Final Payments as part of 2003 financing package
     |X| Company continues to advance Fab 2, plans to increase fab capacity to approximately 10K wafers per month by the beginning of 2004
     |X|  Cash Flow from Fab 1 Operations Improves Further

MIGDAL HAEMEK,  Israel-- February 24, 2003-- Tower  Semiconductor  Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced results for the year and fourth quarter ended December 31, 2002.

Sales for the fourth quarter of 2002 were $15.6 million (including $4.0 million from a previously announced technology-related agreement for Fab 2), as compared with $16.2 million in the preceding quarter (including $4.0 million from a previously announced technology-related agreement for Fab 2) and as compared with $8.8 million in the fourth quarter of 2001. For the fourth quarter of 2002, the company reported a loss of $13.6 million, or $0.33 per share, including non-capitalized Fab 2 expenses (net) of $10.8 million. This is compared to a loss of $14.5 million, or $0.48 per share, including non-capitalized Fab 2 expenses (net) of $11.7 million, for the third quarter of 2002 and compared with a loss of $9.3 million, or $0.41 per share, including non-capitalized Fab 2 expenses (net) of $4.5 million, for the fourth quarter of 2001.

Sales for the year ended December 31, 2002 were $51.8 million (including $8.1 million from a previously announced technology-related agreement for Fab 2), compared with sales of $52.4 million for the year ended December 31, 2001. For the 12 months ended December 31, 2002, the company reported a loss of $51.4 million, or $1.63 per share, including non-capitalized Fab 2 expenses (net) of $37.0 million, compared with a loss of $38.5 million, or $1.92 per share, including non-capitalized Fab 2 expenses (net) of $14.0 million, for the year ended December 31, 2001.

"During the year 2002 we achieved our goal of bringing Fab 2 online," said Dr. Yoav Nissan-Cohen, co-CEO of Tower. "We are currently providing prototypes to our customers using our 0.18 micron CMOS process, as well as initial samples of products based on our mircoFLASH(R) technology. During 2003, we plan to increase our installed production capacity in Fab 2 from the current 2,000 wafers per month to approximately 10,000 wafer starts per month by the beginning of 2004."

In addition to the completion of Fab 2's construction, the company continued to enhance its capabilities on other areas. The transfer of 0.18-micron process technology from Toshiba was completed. For 0.13-micron technology, a transfer and development agreement was signed with Motorola, and the project continues to move forward. In the design support area, Tower now offers its customers leading


                                     -More-

TOWER SEMICONDUCTOR LTD. ANNOUNCES FOURTH QUARTER AND YEAR 2002 RESULTS Page 2 of 4


design cores, complete set of standard cell libraries, memory compilers and analog blocks. Also last year, Tower raised approximately $150 million in Fab 2 equity financing. Of that amount, $89 million came from commitments previously made by Tower's wafer and equity partners and $61 million was obtained through the sale of debentures and equity to public and private investors. During 2002, Tower's banks provided $142 million of financing for the project and have further provided an additional $30 million in February of this year. The company was also able to achieve a significant cost reduction in the Fab 2 project, which is now estimated at approximately $100 million below the original plan.

"We expect the momentum of last year's accomplishments, combined with the relentless pursuit of new business opportunities, will help us to achieve even greater success in 2003," commented Dr. Nissan-Cohen. "In January 2003 we hired Harold Blomquist, a very senior and seasoned semiconductor professional as Senior VP for Business Operations of Tower and CEO of Tower-USA. Mr. Blomquist brings to Tower broad experience in semiconductor marketing, sales and business development, and we are confident that his contribution will significantly enhance our future success."

The new facility is currently expected to begin limited volume production in the second quarter of 2003. Although the Fab 2 building, tooling, testing and initial prototyping capability were completed on time and under budget, Tower has adjusted the rate of its Fab 2 ramp to reflect the ongoing softness in the market and world economy.

"We expect production orders to increase during the second half of 2003," added Nissan-Cohen. "Initially, most of these orders will come from our wafer partners, and later from other customers which are currently in initial prototyping phases. We are very encouraged by recent market forecasts which predict a strengthening market in the second half of 2003 and during 2004."

"In 2002 Fab 1 returned to generating positive cash flow," continued Nissan-Cohen. "Among the contributing factors to Fab 1's improved results were rigorous cost reduction efforts and the growth in image sensors products. Beginning in the middle of 2002, Tower utilized its 0.5-micron process technology to manufacture the 14-megapixel CMOS image sensor, which is being used in the new Kodak 35mm professional digital camera, the DCS Pro 14 N Digital SLR. Although we are encouraged by the performance of Fab 1, we currently expect Fab 1 sales to remain flat for the first quarter, with increased sales in the second half of 2003, as orders for new CMOS image sensors products increase and new business is generated"

On the financial side, Tower's major shareholders, have now agreed to advance a substantial portion of the fifth and final Fab 2 milestone payments prior to the contractually committed date. This amendment to the investors' investment agreements is subject to the approval of Tower's shareholders, Tower's banks and other regulatory bodies.

TOWER SEMICONDUCTOR LTD. ANNOUNCES FOURTH QUARTER AND YEAR 2002 RESULTS Page 3 of 4

Under the terms of the amended fifth milestone payment agreements, Tower's major shareholders, SanDisk Corporation (Nasdaq:SNDK), Alliance Semiconductor (Nasdaq:ALSC), Macronix International (Nasdaq:MXICY), and the Israel Corporation Technologies (ICTech), will pay $24.2 million in the aggregate following final approval of these arrangements, which the company expects to occur in March 2003. No earlier than August 2003, the partners will pay the remainder of the fifth milestone payment if Tower raises an aggregate of $22 million, which Tower must do before the end of 2003.

For the $24.2 being funded in the coming month, the partners will be issued ordinary shares based on a $2.983 per-share price. For the remainder, the partners will be issued ordinary shares based on the price per share at which Tower raises additional funds. Tower has also agreed to allow its wafer partners to convert up to an aggregate of $13.2 million unutilized wafer credits which they may have as of December 31, 2005 into Tower shares based on the shares market price at that time. If the wafer partners exercise this right and are issued more than 5% in the aggregate of Tower's shares at that time, Tower will then offer all of its other shareholders rights to purchase its shares at the same price per share.

"This agreement reflects the continuous support of our partners and investors' in Fab 2," noted Dr. Nissan-Cohen. "The agreement has been structured to be responsive to the arrangements we are currently negotiating with our banks to defer certain upcoming capacity milestones and obligations that require raising additional financing, and which will significantly improve our immediate cash position. Furthermore, our partners will complete their investments under the Fab 2 investment agreements without Tower needing to raise funds from new wafer partners in 2003 and regardless when we achieve the fifth milestone. This will allow us to raise additional funds in better market conditions."

"It is important to note that our partners' support is expressed not only through their consistency in fulfilling their financial obligations, but also through their willingness to advance payments when necessary, invest an additional $20 million in 2002 above their contractually committed investments and their continuous operational work with our teams on several different production projects for Fab 2."

Tower will host a conference call to discuss these results on Monday, February 24, 2003 at 7:30 a.m. Eastern time / 14:30 Israel time. To participate, call 1-800-915-4836 (U.S. toll-free number) or 1-973-317-5319 (international) and mention ID code: 286732. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at
www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

microFLASH(R) is a registered trademark of Tower Semiconductor Ltd. NROM is a trademark of Saifun Semiconductor Ltd.

TOWER SEMICONDUCTOR LTD. ANNOUNCES FOURTH QUARTER AND YEAR 2002 RESULTS Page 4 of 4


About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of the shareholders of the Company and regulatory authorities, to the amendment to the Fab 2 investment agreements, (ii) raising $22 million before the end of 2003, which is a condition to our major shareholders payment of the remaining portion of the fifth milestone, (iii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (vi) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2003 and/or failure by Tower to get the approval of its banks to the amendment to the investment agreements, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by
Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies, (xii) ramp-up of production at Fab 2 and (xiii) if we fail to meet certain sales levels and other conditions, we may lose our exclusive foundry license with Saifun. A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission.

                                     # # #

PR Agency Contact         Investor Relations Contact    Corporate Contact
Julie Lass                Sheldon Lutch                 Tamar Cohen
Loomis Group              Fusion IR & Communications    Tower Semiconductor Ltd.
+1 (713) 526 3737         +1 (212) 268 1816             +972-4650-6998
lassj@loomisgroup.com     sheldon@fusionir.com          pr@towersemi.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)


                                                                                   As of December 31,
                                                                            ---------------------------------

                                                                                 2002              2001
                                                                            ---------------    --------------

A S S E T S

    CURRENT ASSETS
       Cash and cash equivalents                                            $      7,857       $    19,610
       Short-term interest-bearing deposits                                       10,500            10,044
       Cash and short-term interest-bearing deposits
          designated for investments relating to Fab 2                            51,338             3,548
       Trade accounts receivable (net of allowance for
          doubtful accounts of $155 and $215, respectively)                        7,456             3,321
       Other receivables                                                          21,322            21,250
       Inventories                                                                10,201             8,428
       Other current assets                                                        1,407             1,219
                                                                              -----------        ----------
            Total current assets                                                 110,081            67,420
                                                                              ...........        ..........

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          designated for investments relating to Fab 2                            11,893                --
       Other long-term investments                                                 6,000             6,000
                                                                              -----------        ----------
                                                                                  17,893             6,000
                                                                              ...........        ..........

    PROPERTY AND EQUIPMENT, NET                                                  493,074           340,724
                                                                              ...........        ..........

    OTHER ASSETS                                                                  95,213            57,910
                                                                              ...........        ..........

                                                                              -----------        ----------

            TOTAL ASSETS                                                    $    716,261       $   472,054
                                                                              ===========        ==========



LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                                      $      4,000       $    14,000
       Trade accounts payable                                                     76,083            64,484
       Other current liabilities                                                   8,071             5,271
                                                                              -----------        ----------
            Total current liabilities                                             88,154            83,755

    LONG-TERM DEBT                                                               253,000           115,000

    CONVERTIBLE DEBENTURES                                                        24,121                --

    OTHER LONG-TERM LIABILITIES                                                    5,406             2,584

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                    47,246            17,910

                                                                              -----------        ----------
            Total liabilities                                                    417,927           219,249
                                                                              ...........        ..........

    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized
          70,000,000 shares; issued 44,735,532 and
          26,297,102 shares, respectively                                         11,294             7,448
       Additional paid-in capital                                                400,808           307,865
       Shareholder receivables and unearned compensation                             (53)             (195)
       Accumulated deficit                                                      (104,643)          (53,241)
                                                                              -----------        ----------
                                                                                 307,406           261,877
       Treasury stock, at cost - 1,300,000 shares                                 (9,072)           (9,072)
                                                                              -----------        ----------
            Total shareholders' equity                                           298,334           252,805
                                                                              ...........        ..........

                                                                              -----------        ----------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $    716,261       $   472,054
                                                                              ===========        ==========

           TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF OPERATIONS
   (dollars in thousands, except share data and per share data)


                                                                        Year ended                   Three months ended
                                                                        December 31,                     December 31,
                                                                   ------------------------         ------------------------

                                                                     2002           2001              2002          2001
                                                                   ----------     ---------         ---------     ----------
SALES (1)                                                        $    51,801    $   52,372        $   15,572    $     8,833

COST OF SALES  (2)                                                    67,022        76,733            17,066         14,607
                                                                   ----------     ---------         ---------     ----------

         GROSS LOSS                                                  (15,221)      (24,361)           (1,494)        (5,774)
                                                                   ..........     .........         .........     ..........

OPERATING COSTS AND EXPENSES

       Research and development (3)                                   17,031         9,556             6,847          2,713
       Marketing, general and administrative (4)                      17,091        14,489             5,284          3,226
                                                                   ----------     ---------         ---------     ----------

                                                                      34,122        24,045            12,131          5,939
                                                                   ..........     .........         .........     ..........

                                                                   ----------     ---------         ---------     ----------

         OPERATING LOSS                                              (49,343)      (48,406)          (13,625)       (11,713)

FINANCING INCOME (EXPENSE), NET (5)                                   (2,104)        1,465                (4)          (401)

OTHER INCOME, NET                                                         45         8,419                45          2,843
                                                                   ----------     ---------         ---------     ----------


              LOSS FOR THE PERIOD                                $   (51,402)   $  (38,522)       $  (13,584)   $    (9,271)
                                                                   ==========     =========         =========     ==========

BASIC LOSS PER ORDINARY SHARE

       Loss per share (6)                                        $     (1.63)   $    (1.92)       $    (0.33)   $     (0.41)
                                                                   ==========     =========         =========     ==========

    (1)Sales for the year and for the three months ended December 31, 2002 includes $8.1M and $4.0M of revenue relating to Fab2, respectively [$0 for the year and three months ended December 31, 2001]

    (2)Cost of sales for the year and for the three months ended December 31, 2002 includes $15.6M and $4.1M of non-capitalized expenses relating to Fab2, respectively [$3.8M and $0.4M in the year and three months ended December 31, 2001, respectively].

    (3)Research and development expenses for the year and for the three months ended December 31, 2002 include $15.9M and $6.6M of non-capitalized expenses relating to Fab2, respectively [$5.5M and $2.4M in the year and three months ended December 31, 2001, respectively].

    (4)Marketing, general and administrative expenses for the year and for the three months ended December 31, 2002 include $12.0M and $4.1M of non-capitalized expenses relating to Fab2, respectively [$6.8M and $1.6M in the year and three months ended December 31, 2001, respectively].

    (5)Financing income (expense), net for the year and for the three months ended December 31, 2002 includes financing expense of $1.5M and $0 of non-capitalized expenses, net relating to Fab2, respectively [$2.1M income, net and $(0.2)M expense, net in the year and three months ended December 31, 2001, respectively].

    (6)Basic and diluted loss per share in accordance with U.S. GAAP would be $(1.63) and $(0.33) for the year and three months ended December 31, 2002 [$(1.95) and $(0.41) in the year and three months ended December 31, 2001, respectively].

                                                                   Exhibit 2
                                                                   ---------

NEWS RELEASE


                     TOWER SEMICONDUCTOR HIRES SENIOR-LEVEL
                      EXECUTIVE TO BROADEN GLOBAL POSITION


MIGDAL HAEMEK, Israel and SAN JOSE, Calif. - February 25, 2003 - Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM) has hired Harold A. Blomquist as senior vice president of Tower Semiconductor Ltd. and chief executive officer of Tower Semiconductor USA, the company's U.S. subsidiary.

Blomquist has been given a broad mandate to enhance Tower's global market presence and marketing and sales activities. To fulfill this mission, he will direct the company's business development activities on a global basis from the company's headquarters in Israel and from the headquarters of its American subsidiary in San Jose, Calif.

Dr. Yoav Nissan-Cohen, co-CEO of Tower, said, "Tower has stepped up its efforts to build a leadership position in the global semiconductor industry. This includes more fully utilizing Fab 2's capacity and planning for a third fab to keep Tower on the leading edge of technology and innovation. Having led emerging and established semiconductor companies to success, Harold brings the capabilities and expertise that will help Tower to attain these goals, and we welcome him to the team."

"Tower is embarking on a new phase of growth with the introduction of advanced technologies in Fab 2," said Blomquist. "As an industry leader in CMOS image sensors and embedded flash memory, Tower is committed to providing customers all over the world with exceptional, specialty foundry services, a wide range of intellectual property and other differentiated processes and services. With this outstanding foundation, we have the opportunity to increase our global market share. I am excited about my role in this strategy, and look forward to bringing a new level of achievement and excellence to the company. Tower has talented and dedicated people, and I am confident the team can make it happen."

Blomquist  has  more  than  16  years  of  executive-level   experience  in  the
semiconductor industry. Most recently, he served as president and CEO of ZMD America, Inc. Previous to that, Blomquist held various executive positions over an 11-year period at AMI Semiconductor, a global supplier of digital and mixed-signal application specific integrated circuits (ASICs) and silicon foundry services. After forming AMI subsidiaries in Germany and Japan, Blomquist served as senior vice president of AMI. In that position, he was responsible for AMI's worldwide business operations, leading all six P&L units of the company. Concurrently, he held the positions of chairman and CEO of AMI GmbH in Dresden, Germany and president and representative director of AMI Japan Co. Ltd. in Tokyo. During his tenure at AMI, Blomquist helped to shape the company's global business development strategy, achieving growth in annual revenue from less than $85 million in 1990 to more than $385 million in 2000.

                                     -MORE-

Before joining AMI, Blomquist held positions of increasing responsibility at several semiconductor firms, including Texas Instruments, Inmos and General Semiconductor. Blomquist received a bachelor's degree in electrical engineering from the University of Utah, where he also majored in business management.

About Tower Semiconductor USA
Tower Semiconductor USA, a wholly owned subsidiary of Tower Semiconductor Ltd., handles marketing, sales and technical support for Tower's customers in the United States. Tower USA maintains headquarters in San Jose, Calif.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of the shareholders of the Company and regulatory authorities, to the amendment to the Fab 2 investment agreements, (ii) raising $22 million before the end of 2003, which is a condition to our major shareholders payment of the remaining portion of the fifth milestone, (iii) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (iv) obtaining additional business from new and existing customers, (v) obtaining additional financing for the Fab 2 project from wafer partners and/or equity partners and/or other sources, (vi) any failure by Tower to raise additional funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2003 and/or failure by Tower to get the approval of its banks to the amendment to the investment agreements, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (vii) a declaration of default by
Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (viii) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (ix) completing the construction of a new wafer manufacturing facility, (x) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (xi) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies, (xii) ramp-up of production at Fab 2 and (xiii) if we fail to meet certain sales levels and other conditions, we may lose our exclusive foundry license with Saifun.
A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission.

                                       ###


PR Agency Contact        Investor Relations Contact   Corporate Contact
Julie Lass               Sheldon Lutch                Tamar Cohen
Loomis Group             Fusion IR & Communications   Tower Semiconductor Ltd.
+1 (713) 526 3737        +1 (212) 268 1816            +972-4650-6998
lassj@loomisgroup.com    sheldon@fusionir.com         pr@towersemi.com